Exhibit 99.2

Total supports Romain Grosjean

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, 9th December 2011 - Lotus Renault Grand Prix (LRGP) and Total are delighted to announce that Romain Grosjean will race alongside 2007 world champion Kimi Räikkönen next season. The two companies are also pleased to confirm that they have renewed their sponsorship agreement for another year.

Romain Grosjean: “I am thrilled to be one of the team’s race drivers in 2012. There’s a big grin on my face at the prospect of getting behind the wheel of next year’s car, and I feel very privileged to be given this opportunity. To be racing alongside a former world champion and someone who is hungry and returning to Formula 1 will be a great experience, and I’m sure will help raise my level of performance too. I feel that my successful season in GP2 Series has helped me mature a lot, and I am a much more complete driver than I was last time I was competing in this sport. Returning to Enstone as a race driver feels like coming home. I will not disappoint and I wish to thank all the people without whom this return to F1 would not have been possible. Total, which supports me since 2006, and Gravity Sport Management, are first on this list.”

Jacques-Emmanuel Saulnier, Senior Vice-President Corporate Communications, Total: “Total is delighted to give the young talented French driver, Romain Grosjean, the opportunity to fulfill his dream by becoming an F1 driver with the Lotus Renault GP team. An overall mission of our company, as is LRGP’s, is to support young talented people and encourage them along the path to excellence and performance. The involvement of our Group in the highest category of motor sport alongside Romain Grosjean, with whom we’ve formed a relationship based on trust over more than six years, goes far beyond the purely communications aspect. It shows our determination to develop the performance of our fuels and lubricants with the aim of achieving optimal energetic efficiency to help our clients reduce and improve consumption. Formula 1 must embrace the perspective of clean technology and permanent evolution, and go back to its roots by becoming a laboratory for innovation once again.”

Copyright

Romain Grosjean

The 2011 GP2 Series champion gained useful experience with the team throughout the year as LRGP’s third driver. As part of his role, Romain was rewarded with two practice session drives at the final two races of the season in both Abu Dhabi and Brazil.

Prior to claiming first prize for the DAMS team in this season’s GP2 Series, Romain was a title winner in F3 Euroseries and the GP2 Asia Series before graduating to the Renault F1 Team in 2008 as a test driver. Following this, he stepped up to a race seat for the second half of 2009.

The announcement of Romain as race driver signals the beginning of the Frenchman’s second spell at Enstone in such a capacity.

Eric Boullier, Team Principal & MD: “I’m delighted that Romain Grosjean will side Kimi next year. Romain has shown a lot of maturity in the past twelve months both through his GP2 Series victory and his development as third driver with us. We were impressed when he drove for us in the first practice sessions in Abu Dhabi and Brazil. We are confident that drafting him in to one of our driver’s seats will help us in our rebuilding process.”

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

NOTE TO EDITORS

Romain will be available for media at a press conference held at the Intercontinental Hotel in Paris (64, avenue Marceau, 75008), at 15h00CET today. There will be opportunities for TV and radio interviews. Access will be guaranteed by presenting a press card.

Contact : Gilles Buannic +33 6 26 26 18 77

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com